July 11, 2011

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Health care Services
U. S. securities and Exchange Commission
Washington, D.C. 20549

Re:	North Horizon, Inc.
Form 10-K for the Year Ended December 31, 2010
Filed March 25, 2011
Form 10-Q for the Interim Period Ended March 31, 2011
Filed May 13, 2011
File No.  000-52991

Dear Ms. Jenkins:

This letter responds to your letter of June 24, 2011, in which you provided seven comments regarding the periodic reports stated above.  We now address the first six comments.  Below the substance of the comment is stated followed by our response.

1. Please revise and state, if true, that management performed this evaluation as of the end of the period covered by the annual report.

Response: Comment adopted.  We stated that the review was as of the end of the period covered by the annual report.

2. Please revise to include a definitive conclusion regarding the effectiveness of your disclosure controls and procedures.

Response: comment adopted.  It is stated that our disclosure controls and procedures are not effective.

3. Also, revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.  In the alternative, remove the definition completely.  See Exchange Act Rule 13a-15(e).

Response: comment adopted.

4. The disclosures in the second paragraph under this heading do not address the timing of the observation of changes in internal controls.  Please revise to disclose whether any changes in internal controls occurred during the fourth quarter as required by Item 308(c) of Regulation S-K.

Response: comment adopted.  We revised the wording under Item 9A to state that no changes occurred in internal controls during the fourth quarter of 2010.

5. Revise and provide a report of management on the registrant’s internal control over financial reporting that includes all of the elements specified in Item 308 T(a) of Regulation S-K.

Response: We have revised the wording in Item 9A to include the elements of Item 308T(a) of Regulation S-K.

6. You disclose that internal controls over financial reporting are effective “other than the lack of segregation of responsibility...”  Please not that a qualified conclusion of the effectiveness of internal controls over financial reporting does not meet the criteria of Item 308(a)(3) of Regulation S-K.  Revise to provide a clear and unqualified conclusion regarding the effectiveness of internal controls over financial reporting; however, please note that the existence of any material weaknesses precludes an “effective” conclusion.

Response: We have revised the wording in Item 9A to state  that our internal controls over financial reporting are not effective.

7. We note your statement that disclosure controls and procedures were designed to provide only reasonable assurance of achieving their desire control objectives.  Please confirm in your response and disclose in future filings that, if true, management concluded that your disclosure controls and procedures were also effective at the reasonable assurance level.  In the alternative, you may remove the reference to the level of assurance of your disclosure controls and procedures.

Response: We confirm that in future filings we will not make reference to the level of assurance because we concluded that our controls are not effective.

You are further advised that the Company acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please advise if you have any questions.

Very truly yours,

Wallace T. Boyack